UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 14, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                     A news release dated 11 July 2014 entitled ‘VODAFONE INTRODUCES THE SMART 4 POWER AND SMART 4 TURBO’

2.                                     A news release dated 21 July 2014 entitled ‘VODAFONE PORTUGAL ANNOUNCES FIBRE SHARING AGREEMENT WITH PORTUGAL TELECOM’

3.                                     A news release dated 23 July 2014 entitled ‘VODAFONE SPAIN AND ORANGE SPAIN UPDATE FIBRE SHARING AGREEMENT’

4.                                     A news release dated 24 July 2014 entitled ‘VODAFONE AND AVIVA STRENGTHEN AND DEEPEN 17-YEAR RELATIONSHIP WITH MAJOR NEW CONTRACT’

5.                                     A news release dated 31 July 2014 entitled ‘VODAFONE’S MICHAEL JOSEPH RECEIVES PRESTIGIOUS PICMET TECHNOLOGY MANAGEMENT AWARD FOR M-PESA’

6.                                     Stock Exchange Announcement dated 31 July 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL’

11 July 2014

VODAFONE INTRODUCES THE SMART 4 POWER AND SMART 4 TURBO

Vodafone today announced the launch of two new 4G smartphones which deliver a high level of performance and connectivity at a price that is attractive to the majority of customers currently missing out on ultrafast access to the mobile internet.

The new Vodafone Smart 4 power and Vodafone Smart 4 turbo are designed to give customers the complete Vodafone 4G experience with no compromise on power, functionality or quality.  Available on Vodafone’s 4G-ready plans, including Vodafone’s Red proposition, the Vodafone smartphones will enable customers to stream video in high definition, listen to enhanced audio, make high definition voice calls and enjoy almost instantaneous downloads. The smartphones also include a range of simple but powerful Vodafone apps to help customers manage their digital lives and keep their personal information safe and secure.

Both smartphones feature a setup wizard and an intuitive user interface which makes it easy for customers to configure and set their own preferences. They also feature the very latest Android OS, which gives customers access to a full Android experience, including Google Now™, Google’s personal assistant technology, and Google™ Play, the hub for all music, movies, books and apps.

The smartphones also incorporate Near Field Communications technology (NFC), which allows customers to benefit from the speed, simplicity and convenience of managing their everyday transactions with a single wave or tap of their smartphone. They come with a quick-start guide and two NFC tags which customers can use to trigger specific actions each time they touch the tag with their phones.

Vodafone Smart 4 power

The Smart 4 power, Vodafone’s flagship 4G smartphone, offers the very latest 4G technology, a large vibrant screen which is perfect for watching videos, reading books and playing games and a high capacity battery to keep customers connected all day and all night. The Vodafone Smart 4 power offers:

•   high-speed 4G and 3G HSPA+ connectivity, which supports download speeds of up to 150 Mbps;

•   a large 5.0” qHD multi-touch IPS screen, which delivers a clear and vivid display;

•   a powerful 3000 mAh battery for multiple day usage;

•   a super-fast MediaTek 1.3GHz quad-core processor;

•   5 MP HD rear camera  and front-facing camera;

•   GPS technology for accurate mapping and navigation; and

•   the latest Android KitKat operating system (4.4).

Vodafone Smart 4 turbo

The Smart 4 turbo is the most affordable 4G smartphone in the Vodafone range, delivering strong performance and functionality with no compromise on quality. The Vodafone Smart 4 turbo offers:

•   high-speed 4G and 3G HSPA+ connectivity, which supports download speeds of up to 150 Mbps;

•   a 1.2GHz quad-core processor;

•   a highly responsive 4.5” FWVGA multi-touch capacitive screen;

•   5 MP HD rear camera  and front-facing camera;

•   GPS technology for accurate mapping and navigation; and

•   the latest Android KitKat operating system (4.4).

Patrick Chomet, group terminals director, said: “The new Vodafone smartphones are ideal for anyone looking for the best 4G experience at a budget price. Put the Vodafone Smart power or turbo together with our Vodafone 4G plans and you have the perfect package: ultra-fast 4G networks, generous data, call and text allowances, and great support.”

The Vodafone Smart 4 power and Vodafone Smart 4 turbo will be available across Vodafone markets this summer and will be available on both pay-monthly and pre-pay plans.  On pre-pay the Vodafone Smart 4 power will have a starting price of €169 and the Vodafone Smart 4 turbo will have a starting price of €99. Prices will vary by market.

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For further information:

www.vodafone.com/smartfamily

Vodafone Group Media Relations:

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 50 more, and fixed broadband operations in 17 markets. As of 31 March 2014, Vodafone had 434 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

21 July 2014

VODAFONE PORTUGAL ANNOUNCES FIBRE SHARING AGREEMENT WITH PORTUGAL TELECOM

Vodafone Group announces that Vodafone Portugal and Portugal Telecom have signed an agreement to deploy and share fibre networks reaching 900,000 homes in Portugal.

The agreement, which commences in December 2014 and runs for 25 years, will enable each company to offer high-speed data services to an additional 450,000 homes and businesses throughout Portugal.

The agreement complements Vodafone Portugal’s unified communication strategy and current fibre-to-the-home deployment programme, which aims to reach 1.5 million homes by mid-2015 and is ahead of schedule having already reached the 1 million mark.  The access provided by the Portugal Telecom agreement brings significant “time to market” benefits and will enable Vodafone Portugal to offer high-speed broadband, fixed telephony and television services to almost 2 million homes by the end of 2015.

Both Vodafone Portugal and Portugal Telecom will maintain complete autonomy and flexibility in designing their respective retail offers under the agreement.

Philipp Humm, Vodafone’s CEO of Europe, said “this fibre sharing agreement is significant as it accelerates our fibre-to-the-home roll-out plans and enables us to bring converged products and services to almost half a million more homes and businesses across Portugal.”

Vodafone Portugal has over 5.4 million mobile customers and around 240,000 fixed broadband customers, of whom approximately 190,000 are television customers.

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For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone Portugal

Vodafone Portugal is part of the Vodafone Group, one of the world’s largest telecommunications companies. Vodafone Portugal is a full telecommunications operator offering mobile, fixed, Internet and television services to its customers. It has more than 5.6 million customers and a leadership position in terms of innovation, brand image and customer satisfaction in Portugal.

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 31 March 2014, Vodafone had 434 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

23 July 2014

VODAFONE SPAIN AND ORANGE SPAIN UPDATE FIBRE SHARING AGREEMENT

Vodafone Group announces that Vodafone Spain and Orange Spain have updated their agreement to co-invest in fibre-to-the-home (FTTH) to three million homes and businesses across Spain by September 2015*.

Following Vodafone’s acquisition of Ono**, which was announced in March 2014 and completed today, the two companies have agreed that:

•                  the total number of homes and businesses to be jointly accessed by the two companies will remain three million overall;

•                  the companies will collectively build FTTH to two million premises across Spain. As the joint deployment has already reached 800,000 premises across 12 Spanish cities, this means that the companies will jointly deploy fibre to an additional 1.2 million premises in areas where the Ono high-speed fibre network is not present by September 2015; and

•                  in addition, Vodafone will provide Orange with wholesale access to one million homes using the Ono network. This commercial agreement will take the overall number of premises jointly accessed to the total of three million.

The amended agreement also provides a mechanism for Vodafone and Orange to provide each other with wholesale access to future FTTH deployments across Spain on a reciprocal basis.

Philipp Humm, Vodafone’s CEO of Europe, said: “Our partnership with Orange Spain complements our acquisition of Ono, ensuring a highly efficient deployment of high-speed broadband and bringing more competition to the Spanish market.”

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*http://www.vodafone.com/content/index/media/vodafone-group-releases/2013/fibre_spain.html

** http://www.vodafone.com/content/index/about/about-us/policy/news-releases/ono.html

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone Spain

Vodafone Spain provides a full range of unified communications services including voice, messaging, mobile data and fixed broadband. As of 31 March 2014, Vodafone Spain had 13.4 million mobile customers and more than 1 million fixed broadband customers. For more information, please visit: www.vodafone.es

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 31 March 2014, Vodafone had 434 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

24 July 2014

VODAFONE AND AVIVA STRENGTHEN AND DEEPEN 17-YEAR RELATIONSHIP

WITH MAJOR NEW CONTRACT

Vodafone announced today a new seven-year, multi-million pound contract with Aviva, the global insurance company, to provide a range of communications services including cloud storage, as well as fixed and remote data connectivity services for Aviva’s UK and Ireland business units.

Vodafone will provide and manage a cloud-based contact centre service to support 12,000 Aviva employees in customer-facing operational roles across multiple sites in the UK and Ireland. During 2015, Vodafone will also provide Aviva employees with new tools for collaboration such as document sharing, instant messaging and conferencing services based on the Vodafone One Net unified communications product suite.  This will help staff enhance Aviva customers’ experience through an improved level of service and support.

Vodafone Global Enterprise Chief Executive, Jan Geldmacher said: “We welcome the opportunity to extend and expand our close working partnership with Aviva. These sophisticated and innovative technologies will help transform how Aviva operates, further differentiating the company from its competitors.”

Aviva Chief Operations & Transformation Officer, Nick Amin, said of the new agreement, “We are delighted to be building on our long and successful relationship with Vodafone, who have been a partner to Aviva for 17 years, and excited to be working together at this important time in Aviva’s transformation.  This development builds on our existing relationship and strengthens the understanding and alignment between our two companies.”

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For further information:

Vodafone Group Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 31 March 2014, Vodafone had 434 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

31 July 2014

VODAFONE’S MICHAEL JOSEPH RECEIVES PRESTIGIOUS

PICMET TECHNOLOGY MANAGEMENT AWARD FOR M-PESA

Michael Joseph, Vodafone’s Director of Mobile Money, has received the prestigious Leadership in Technology Management Award from PICMET (Portland International Centre for Management of Engineering and Technology).

Michael’s LTM Award from PICMET recognises his work developing Vodafone M-Pesa, the mobile money transfer and payment service that has transformed the lives of millions of people in emerging markets.

Receiving the Award at PICMET’s 2014 conference in Kanazawa, Japan, Michael said, “To be recognised by PICMET and its members is a huge honour and an extremely humbling experience.

“When I went to Kenya to become the CEO of Safaricom I wanted to change people’s lives for the better.  I was determined that we would be an innovative company by design — the now world-famous M-Pesa product was the result of that thinking.”

PICMET generates and disseminates knowledge on technology management to around 17,000 technology management specialists in academia, industry and government throughout the world.

The PICMET Leadership in Technology Management Award recognises and honours individuals who have provided leadership in managing technology by establishing a vision, providing a strategic direction, and facilitating the implementation strategies for that vision.

The Award was established in 1991 and previous winners include:

•                  Carly Fiorina – Chairman & CEO, Hewlett-Packard

•                  Andrew Grove – Chairman, Intel Corporation

•                  Norman Augustine – Vice Chairman and CEO, Lockheed Martin

•                  Morris Chang – Founding Chairman, Taiwan Semiconductor Manufacturing Company Ltd.

•                  Robert JT Morris – VP Global Labs, IBM Research

•                  HRH Princess Maha Chakri Sirindhorn - Thailand

•                  Jack Welch – CEO, General Electric

•                  Jong-Yong Yun – Vice Chairman & CEO, Samsung Electronics

•                  Anne Mulcahy – Chairman & Former CEO, Xerox Corporation

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For further information:

Vodafone Group

Media Relations
www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2014, Vodafone had 436 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

About M-Pesa

Developed by Vodafone, M-Pesa is now the world’s most successful mobile money transfer service.  It enables millions of people who have access to a mobile phone, but do not have access to a bank account, to send and receive money, top-up airtime and make bill payments.

M-Pesa had approximately 16.8 million active customers as at 31 March 2014 and approximately 200,000 authorised agents worldwide.

Many other businesses are using the service to allow their customers to pay them easily and safely. Additionally in Kenya and Tanzania, Safaricom and Vodacom Tanzania have launched a savings and loans products, in partnership with the Commercial Bank of Africa.

The addition of Romania continues the expansion of M-Pesa globally, following the launches in Egypt, India, Lesotho and Mozambique, over recent months.

About PICMET

PICMET (Portland International Conference on Management of Engineering and Technology) was established in 1989 as a non-profit organization to disseminate information on technology management through an international conference. It is governed by a Board of Directors and an Executive Committee.  The Advisory Council provides advice and counsel on the global issues and critical dimensions of technology management and assists the president in the selection of key speakers. Advisory Council members deliver plenary speeches at the Conference.

The first PICMET was held as PICMET’91 in Portland, Oregon in October 1991. The theme was “Technology Management: The New International Language”. Approximately 400 attendees from about 30 countries attended PICMET’91.

Initially there was no plan to make PICMET a continuous conference but the success of PICMET’91 and requests from researchers and practitioners of technology management from around the world prompted the Board of Directors to repeat it as a biennial conference to be held in Portland during the last week of July in odd-numbered years. Since 2004, PICMET has become an annual conference held at different locations in the world.

31 July 2014

RNS: 7918N

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,812,568,148 ordinary shares of U.S.$0.20 20/21 each with voting rights, of which 2,314,952,987 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,497,615,161.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 14 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary